Phone:	(212) 885-5205
Fax:	(917) 332-3817
Email:	ajanell@blankrome.com

May 8, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Chad Eskildsen

Re:	Special Opportunities Fund, Inc.
Annual Report to Shareholders for the year ended December 31, 2013

Dear Mr. Eskildsen:

On behalf of Special Opportunities Fund, Inc. (the “Company’) this letter is in response to the comment received on May 6, 2014 from the Staff of the U.S. Securities and Exchange Commission regarding the Company’s Annual Report to shareholders filed on N-CSR on March 7, 2014.  We would like to confirm that the advisory fee is calculated on a weekly basis as stated in the Company’s Investment Advisory Agreement filed on June 6, 2012, not on a daily basis as stated in Note two of the financial statements contained in the Annual Report.  The Company intends to correct this disclosure in its June 30, 2014 semi-annual report to shareholders for the period ending June 30, 2014.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for further information you may desire.

Very truly yours,

/s/ Allison Janell

Allison Janell

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